Exhibit 99.6

1 June 2006

Interim Report and Accounts 2006

Copies of the Company’s Interim Report and Accounts for 2006 have today been mailed to shareholders and submitted to the UK Listing Authority for publication through the Document Viewing facility, which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. no. + 44 (0) 20 7066 1000

Victoria Penrice
Head of Secretariat